Exhibit 99.1

Kamada Announces Expansion of Plasma Collection Operations with the Opening of New Site in San Antonio, Texas

●	New Plasma Collection Center in San Antonio has Planned Annual Collection Capacity of Approximately 50,000 Liters

●	Center Will Collect Normal Source Plasma and Specialty Plasma, such as Anti-Rabies and Anti-D

●	Specialty Plasma Collected will Support the Company’s Increasing Demand for Hyper-Immune Plasma, and is Expected to Lower Raw Material Costs

●	Expected Annual Revenue Contribution from Sales of Normal Source Plasma is Estimated at $8 Million to $10 Million at Full Capacity

●	New Center Opening Furthers Kamada’s Growth Strategy

REHOVOT, Israel, and HOBOKEN, NJ – March 19, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced the expansion of its plasma collection operations with the opening of a third plasma collection center. The new 11,100 square foot center in San Antonio, TX, is operated by Kamada’s wholly owned subsidiary, Kamada Plasma, and is planned to support close to 50 donor beds with an estimated total collection capacity of approximately 50,000 liters annually.

“We are extremely pleased to announce the opening of our new state-of-the-art plasma collection center in San Antonio,” said Amir London, Chief Executive Officer of Kamada. “The opening of this center will expand the collection capacity of specialty plasma, such as Anti-Rabies and Anti-D, for our internal use beyond our existing sites in Beaumont and Houston, TX. The collected specialty plasma will support our increasing demand for hyper-immune plasma and is expected to lower our raw material costs. The new center will also collect normal source plasma to be sold to third parties. We are especially grateful for the skilled and experienced team of plasma collection experts we have appointed to lead the establishment and operations of our new center.”

The new center is expected to contribute annual revenues of $8 million to $10 million in sales of normal source plasma at its full capacity.

Kamada intends to submit approval applications for the new site to the U.S. FDA and the European Medicines Agency during the second half of 2025, and the Company currently anticipates approval decisions from both agencies within 9-12 months of the submissions.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) new plasma collection center in San Antonio is planned to support close to 50 donor beds and has planned annual collection capacity of approximately 50,000 liters, 2) center will collect normal source plasma and specialty plasma, such as Anti-Rabies and Anti-D, 3) expectation that the collected specialty plasma will support our increasing demand for hyper-immune plasma and potentially lower our raw material costs, 4) expected annual revenues contribution from sales of normal source plasma collected in the new site is estimated at $8 million to $10 million at full capacity, and 5) intention to submit an approval applications of the new site to the U.S FDA and the European Medicines Agency during the second half of 2025 and anticipation for approval decisions from both agencies within 9-12 months of submissions. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to leverage new business opportunities and integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the FDA-approved plasma-derived hyper-immune commercial products, ability to expand the plasma collection operations to support revenue growth through sales of normal source plasma and in support of growing demand for hyper-immune specialty plasma, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com